UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No. 1)*

VAPOR CORP.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

922099106

(CUSIP Number)

Doron Ziv 4969 SW 33rd Way Ft. Lauderdale, Florida (305) 749-2676

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

SCHEDULE 13D

CUSIP No. 922099106	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Doron Ziv
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,030,108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,030,108
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,030,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 5(a) herein.

SCHEDULE 13D

CUSIP No. 922099106	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed by Doron Ziv (the “Reporting Person”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Vapor Corp., a Nevada corporation (the “Issuer”). This Amendment No. 1 amends and supplements the Schedule 13D dated September 1, 2009 and originally filed by the Reporting Person with the Securities and Exchange Commission on January 17, 2012 (as amended, the “Statement”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 1. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

Items 2, 3, 4, 5, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended to add the following information:

(c) The Reporting Person became an at-will employee of the Issuer effective January 1, 2012.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended to add the following information:

On June 19, 2012, the Reporting Person purchased from the Issuer in a private transaction exempt from the registration requirements of the Securities Act of 1933, as amended, for an aggregate purchase price of $100,000 (i) a senior convertible note of the Issuer in the principal amount of $100,000 (the “Convertible Note”) and (ii) a common stock purchase warrant to purchase up to 15,504 shares of Common Stock at an exercise price of $0.213 per share subject to certain anti-dilution protection (the “Warrant”).

The Convertible Note is convertible at the option of the Reporting Person into shares of Common Stock at an initial conversion price of $0.213 per share subject to certain anti-dilution protection, bears interest at 18% per annum, provides for cash interest payments on a monthly basis, matures on June 18, 2015, is redeemable at the option of the holder at any time after June 18, 2013 subject to certain limitations and is a senior unsecured obligation of the Company.

The Warrant may be exercised at the option of the Reporting Person for cash or on a cashless basis until June 18, 2017.

The foregoing description of the Convertible Note and the Warrant is qualified in its entirety to the text of the form of Convertible Note and the Warrant, which are listed as and incorporated by reference herewith as Exhibits 1 and 2 and are incorporated herein by reference.

The Reporting Person used personal funds to pay the full purchase price of these securities.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following information:

The Reporting Person acquired the securities of the Issuer reported in Item 3 hereof for investment purposes.

SCHEDULE 13D

CUSIP No. 922099106	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as to paragraphs (a) through (d) thereof:

(a) As of the date of this Statement, the Reporting Person beneficially owns 8,030,108 shares of Common Stock consisting of: (i) 6,945,120 shares of Common Stock, (ii) 600,000 shares of Common Stock issuable upon the exercise of presently exercisable stock options, (iii) 469,484 shares of Common Stock issuable upon the conversion of the Convertible Note and (iv) 15,504 shares of Common Stock issuable upon the exercise of the Warrant, which represent in the aggregate approximately 13.1% of the 61,270,332 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 60,185,344 shares of Common Stock outstanding as of May 9, 2012 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012 and (y) the 1,084,988 shares of Common Stock issuable upon the exercise of the stock options, the conversion of the Convertible Note and the exercise of the Warrant.

(b) The Reporting Person possesses sole voting and sole dispositive power over the shares of Common Stock described in paragraph (a) above.

(c) No transactions in the Common Stock have been effected by the Reporting Person during the 60 days prior to the date of this Amendment No. 1 except as disclosed in Item 3 above.

(d) The Reporting Person has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in paragraph (a) above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended to add the following information:

On June 19, 2012, the Reporting Person and the Issuer entered into a securities purchase agreement, pursuant to which the Reporting Person purchased the Convertible Note and the Warrant described in Item 3 above.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibits:

Exhibit 1	Form of Convertible Note (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K dated June 19, 2012 and filed with the Securities and Exchange Commission on June 22, 2012)

Exhibit 2	Form of Warrant (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K dated June 19, 2012 and filed with the Securities and Exchange Commission on June 22, 2012)

SCHEDULE 13D

CUSIP No. 922099106	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2012

/s/ Doron Ziv